Exhibit 99.1

UTStarcom Announces Appointment of Fifth Independent Director

BEIJING, CHINA — November 22, 2011 —UTStarcom Holdings Corp. (“UTStarcom” or the “Company”) (NASDAQ: UTSI) a leading provider of interactive, IP-based network solutions in iDTV, IPTV, Internet TV and broadband for cable and telecom operators, announced today the appointment of Mr. Tianruo ( Robert ) Pu as an independent director to UTStarcom’s board of directors, effective November 17, 2011.

With his appointment, UTStarcom’s board of directors will consist of eight directors, including five independent directors. Mr. Pu will also serve on the Company’s audit committee, increasing the number of audit committee members to four from three.

Mr. Pu is currently the chief financial officer of China Nuokang Bio-Pharmaceutical Inc. (“Nuokang Biopharma”) (NASDAQ: NKBP) and has served in this role since September 2008. He successfully led Nuokang Biopharma’s IPO process and has been responsible for its M&A and corporate growth strategy. Prior to joining Nuokang Biopharma, Mr. Pu was the chief financial officer of Global Data Solutions, a Chinese information technology services outsourcing company, which he joined in June 2006. From September 2000 to May 2006, he worked as a management consultant with Accenture, CSC Consulting Group and Mitchell Madison Consulting Group. He also worked as an auditor at Bernstein Brown CPAs from June 1994 to May 1997. Mr. Pu received an MBA from Northwestern University Kellogg School of Management in 2000, a Master of Science degree in accounting from the University of Illinois, College of Business Administration in 1995, and a Bachelor of Arts degree in English from China Foreign Affairs College in 1992.

“We are pleased to have Mr. Pu join our board of directors,” said Thomas J. Toy, chairman of the board of directors of UTStarcom. “As the CFO of a U.S.-listed company, Robert brings to the board valuable experience in accounting, corporate finance, mergers and acquisitions, and technology. We believe that Mr. Pu’s appointment will further enhance our audit committee, our board and the Company.”

About UTStarcom Holdings Corp.

UTStarcom is a leading provider of interactive, IP-based network solutions in iDTV, IPTV, Internet TV and broadband for cable and telecom operators. The Company sells its solutions to operators in both emerging and established telecommunications and cable markets around the world. UTStarcom enables its customers to rapidly deploy revenue-generating access services using their existing infrastructure, while providing a migration path to cost-efficient, end-to-end IP networks.

Founded in 1991 and listed on the NASDAQ in 2000, the Company has its operational headquarters in Beijing, China and research and development operations in China and India. For more information about UTStarcom, visit the Company’s Web site at http://www.utstar.com.

Forward-Looking Statements

This release includes forward-looking statements, including statements regarding the effect of Mr. Pu’s appointment on the Company’s board of directors and audit committee and the Company’s long-term profitability.  These statements are forward-looking in nature and subject to risks and uncertainties that may cause actual results to differ materially. These risks and uncertainties include, but are not limited to, changes in the composition of the Company’s board of directors or audit committee, changes in the financial condition and cash position of the Company, changes in government regulations , as well as risk factors identified in its latest Annual Report on Forms 10-K and 10-K/A, Quarterly Reports on Form 10-Q and Current Reports on Forms 8-K and 6-K, as filed with the Securities and Exchange Commission. All forward-looking statements included in this release are based upon information available to the Company as of the date of this release, which may change, and we assume no obligation to update any such forward-looking statement.

For investor and media inquiries please contact:

In China:

Jing Ou-Yang

Investor Relations

UTStarcom Holdings Corp.

Tel: +86-10-85205153

Email: jouyang@utstar.com

Agustin Bautista

Ogilvy Financial, Beijing

Tel: +86-10-8520-6166

Email: utsi@ogilvy.com

In the U.S.:

Jessica Barist Cohen

Ogilvy Financial, New York

Tel: +1-646-460-9989

Email: utsi@ogilvy.com